Ropes & Gray LLP
Prudential Tower
800 Boylston Street
Boston, MA 02199-3600
www.ropesgray.com

October 15, 2010

Allianz Variable Insurance Products Trust, on behalf of
AZL Allianz AGIC Growth Fund (formerly, AZL OCC Growth Fund)
5701 Golden Hills Drive
Minneapolis, Minnesota 55416-1297

Allianz Variable Insurance Products Trust, on behalf of
AZL BlackRock Capital Appreciation Fund
5701 Golden Hills Drive
Minneapolis, Minnesota 55416-1297

Ladies and Gentlemen:

We have acted as counsel in connection with the Agreement and Plan of Reorganization (the “Agreement”) dated as of June 10, 2010 by and among:  (i) Allianz Variable Insurance Products Trust, a Delaware statutory trust (the “Trust”), on behalf of one of its series, AZL Allianz AGIC Growth Fund (“Target Fund”); (ii) the Trust, on behalf of another of its series, AZL BlackRock Capital Appreciation Fund (“Acquiring Fund,” together with Target Fund, the “Funds”); and (iii) Allianz Investment Management, LLC (the “Manager”), the investment manager to the Funds.  The Agreement describes a proposed transaction (the “Reorganization”) to occur as of the date of this letter (the “Closing Date”), pursuant to which Acquiring Fund will acquire all of the assets of Target Fund in exchange for shares of beneficial interest in Acquiring Fund (the “Acquiring Fund Shares”) and the assumption by Acquiring Fund of all of the liabilities of Target Fund, following which the Acquiring Fund Shares received by Target Fund will be distributed by Target Fund to its shareholders in liquidation and termination of Target Fund.  This opinion as to certain U.S. federal income tax consequences of the Reorganization is furnished to you pursuant to Section 9 of the Agreement.  Capitalized terms not defined herein are used herein as defined in the Agreement.

Target Fund is a series of the Trust, which is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company.  Shares of Target Fund are redeemable at net asset value at each shareholder’s option.  Target Fund has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Internal Revenue Code of 1986, as amended (the “Code”).

Acquiring Fund also is a series of the Trust.  Shares of Acquiring Fund are redeemable at net asset value at each shareholder’s option.  Acquiring Fund has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Code.

 October 15, 2010

AZL Allianz AGIC Growth Fund
AZL BlackRock Capital Appreciation Fund

Target Fund and Acquiring Fund each issue and sell shares to separate accounts of Allianz Life Insurance Company of North America (“Allianz Life”) and Allianz Life Insurance Company of New York (“Allianz Life of NY”).  These separate accounts hold shares of mutual funds, including Target Fund and Acquiring Fund, that serve as funding vehicles for benefits under variable annuity contracts issued by Allianz Life and Allianz Life of NY.  References herein to “shareholders” of Target Fund or Acquiring Fund are to the separate accounts that own shares in Target Fund or Acquiring Fund.

For purposes of this opinion, we have considered the Agreement, the Combined Prospectus/Proxy Statement dated August 18, 2010, and such other items as we have deemed necessary to render this opinion.  In addition, each of (a) Target Fund, (b) Acquiring Fund, and (c) AZL Allianz Global Investors Select Fund (“Select Fund”), a series of Allianz Variable Insurance Products Fund of Funds Trust, a Delaware statutory trust, has provided us with a letter dated as of the date of this letter (collectively, the “Representation Letters”) representing as to certain facts, occurrences and information upon which each of the respective entities above has indicated that we may rely in rendering this opinion (whether or not contained or reflected in the documents and items referred to above).

In reviewing the foregoing materials, we have assumed, with your permission, the authenticity of original documents, the accuracy of copies, the genuineness of signatures, the legal capacity of signatories, and the proper execution of documents.  We have further assumed that (i) all parties to the Agreement and any other documents examined by us have acted, and will act, in accordance with the terms of such Agreement and documents, and that the Reorganization will be consummated pursuant to the terms and conditions set forth in the Agreement without the waiver or modification of any such terms and conditions; and (ii) all representations contained in the Agreement, as well as those representations contained in the Representation Letters, are true and complete.

The facts represented to us in the Representation Letters support the conclusion that, based on the analysis and subject to the considerations set forth below, while the matter is not free from doubt, the Reorganization should constitute a reorganization within the meaning of Section 368(a)(1) of the Code.  The Reorganization’s consequences to Target Fund shareholders, Target Fund, and Acquiring Fund are set forth more fully below.

I.	“Substantially All of the Properties” Test: Certain Shareholder Redemptions

To qualify as a reorganization under either Code Section 368(a)(1)(C) or 368(a)(1)(D) (a “‘C’ or ‘D’ Reorganization,” respectively), a target corporation must transfer “substantially all of its ‘properties’ or ‘assets,’” respectively, to the acquiring corporation.  For the purpose of evaluating whether a target fund has met this “substantially all” requirement or test, it is often necessary to determine whether amounts distributed by the target fund to meet certain pre-

 October 15, 2010

AZL Allianz AGIC Growth Fund
AZL BlackRock Capital Appreciation Fund

reorganization redemption requests should be viewed as separate transactions, not part of the reorganizing corporations’ plan of reorganization and in some cases even entirely unrelated to the reorganization, and therefore excluded from the analysis of whether the target fund has transferred “substantially all” of its properties (or assets) to an acquiring fund.

On May 25, 2010, a registered representative (the “Registered Representative”) affiliated with LPL Financial Corporation directed the redemption of approximately 321,713 shares of Target Fund (the “Registered Representative Redemption”), with a value on the date of the redemption equal to approximately 40% of the net asset value of Target Fund on that date.  Target Fund and Acquiring Fund have represented: (i) that the Registered Representative is a licensed independent insurance agent that is authorized by the owners of certain variable annuity contracts of Allianz Life and Allianz Life of NY to make and implement investment decisions with respect to the assets underlying those variable annuity contracts; (ii) that LPL Financial Corporation has no common board members or officers with the Trust or either Fund; and (iii) that the Reorganization and the Registered Representative Redemption were independent of and without reference to one another.  On October 14, 2010, Select Fund redeemed approximately 357,685.807 shares of Target Fund, representing all of its shares in Target Fund (the “Select Fund Redemption”).  The Select Fund Redemption had a value on the date of the redemption equal to approximately 58.13% of the net asset value of Target Fund on that date.  Select Fund, which made the Select Fund Redemption, and Target Fund and Acquiring Fund have represented: (i) that Select Fund made the Select Fund Redemption because Select Fund expected to merge into a fund that would not, for reasons enumerated in the Representation Letters, hold shares of Target Fund following that merger (which merger is expected to close on the date of this letter); and (ii) that the Select Fund Redemption and the Reorganization were independent of and without reference to one another.

Based on these facts as set forth in more detail in the Representation Letters, and based on our understanding of the relevant legal principles, in our view the Registered Representative Redemption and the Select Fund Redemption were not part of either Fund’s overall plan in respect of the Reorganization, and accordingly the Reorganization should meet the “substantially all” requirement of Section 368(a)(1) of the Code.

II.           Opinion

Based on the Representation Letters and customary assumptions, and our review of the documents and items referred to above, we are of the opinion that, although the matter is not free from doubt and subject to the final paragraphs hereof, for U.S. federal income tax purposes:

(i)
The Reorganization should constitute a reorganization within the meaning of Section 368(a) of the Code, and Target Fund and Acquiring Fund should each be “a party to a reorganization” within the meaning of Section 368(b) of the Code;

 October 15, 2010

AZL Allianz AGIC Growth Fund
AZL BlackRock Capital Appreciation Fund

(ii)
Under Section 1032 of the Code,  no gain or loss should be recognized by Acquiring Fund upon the receipt of the assets of Target Fund in exchange for Acquiring Fund Shares and the assumption by Acquiring Fund of all the liabilities of Target Fund;

(iii)
Under Section 362(b) of the Code, Acquiring Fund’s tax basis in the assets of Target Fund transferred to Acquiring Fund in the Reorganization should be the same as Target Fund’s tax basis immediately prior to the transfer;

(iv)	Under Section 1223(2) of the Code, Acquiring Fund’s holding periods for the assets it receives from Target Fund in the Reorganization should include Target Fund’s holding periods for those assets;

(v)
Under Section 361 of the Code, no gain or loss should be recognized by Target Fund upon the transfer of Target Fund’s assets to Acquiring Fund in exchange for Acquiring Fund Shares and the assumption by Acquiring Fund of all the liabilities of Target Fund, or upon the distribution of Acquiring Fund Shares by Target Fund to its shareholders in liquidation;

(vi)	Under Section 354 of the Code, no gain or loss should be recognized by Target Fund shareholders upon the exchange of their Target Fund shares for Acquiring Fund Shares;

(vii)
Under Section 358 of the Code, the aggregate tax basis of Acquiring Fund Shares a Target Fund shareholder receives in the Reorganization should be the same as the aggregate tax basis of the Target Fund shares exchanged therefor;

(viii)
Under Section 1223(1) of the Code, a Target Fund shareholder’s holding period for the Acquiring Fund Shares received in the Reorganization should be determined by including the shareholder’s holding period for the Target Fund shares exchanged therefor, provided that the shareholder held those Target Fund shares as capital assets; and

(ix)
Acquiring Fund should succeed to and take into account the items of Target Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the regulations thereunder.

We express no view with respect to the effect of the Reorganization on any transferred asset as to which any unrealized gain or loss is required to be recognized under federal income tax principles (i) at the end of a taxable year or upon the termination thereof, or (ii) upon the transfer of such asset regardless of whether such transfer would otherwise be a non-taxable transaction.

October 15, 2010

AZL Allianz AGIC Growth Fund
AZL BlackRock Capital Appreciation Fund

In connection with this opinion, we call your attention to Revenue Ruling 87-76, 1987-2 C.B. 84, published by the Internal Revenue Service (“IRS”).  In that ruling, the IRS held that the so-called “continuity of business enterprise” requirement necessary for tax-free reorganization treatment was not met in the case of an acquisition of an investment company which invested in corporate stocks and bonds by an investment company which invested in municipal bonds.  Specifically, the IRS based its ruling on its conclusion that the business of investing in corporate stocks and bonds is not the same line of business as investing in municipal bonds.  We believe that the IRS’s conclusion in this ruling has always been questionable.  In addition, a series of private letter rulings issued in July 2005 and subsequent private letter rulings (that indicate the IRS’s view on these issues but on which, as a matter of law, we are not permitted to rely under Code Section 6110(k)(3)) suggest that the IRS’s position on this issue is evolving: in each of these rulings, the IRS relied upon historic business representations to conclude that the reorganization satisfied the continuity of business enterprise requirement.  However, even if the IRS’s 1987 revenue ruling were a correct statement of law, the facts of this Reorganization would be distinguishable from those in the ruling.

We believe that Acquiring Fund will continue Target Fund’s historic business, within the meaning of Treas. Reg. § 1.368-1(d), as an open-end management investment company that seeks long-term growth of capital, by investing primarily in the equity securities of mid- and large-size U.S. companies.  Although Acquiring Fund will dispose of securities formerly held by Target Fund, these dispositions will be in the normal course of operations (which include redemptions) and fully consistent with Acquiring Fund’s investment objectives and strategies, including those objectives and strategies it shares with Target Fund, and all proceeds generated by such dispositions not distributed, including in redemption, will be reinvested in a manner fully consistent with such policies.  Based upon all the facts and circumstances including those recited above, we are of the opinion that Acquiring Fund will have continued the historic business of Target Fund for the benefit of, among others, the historic stockholders of Target Fund, and that the continuity of business enterprise doctrine should, as a result, be fulfilled.  We call to your attention the fact that there is no case law, and Revenue Ruling 87-76 is the only ruling on which taxpayers can rely (i.e., the only ruling that is not a private letter ruling) dealing specifically with the application of the “continuity of business enterprise” requirement to a reorganization involving two or more investment companies.

 October 15, 2010

AZL Allianz AGIC Growth Fund
AZL BlackRock Capital Appreciation Fund

No ruling has been or will be obtained from the IRS as to the subject matter of this opinion and there can be no assurance that the IRS or a court of law will concur with the opinion set forth above.  Our opinion is based on the Code, Treasury Regulations, IRS rulings, judicial decisions, and other applicable authority, all as in effect on the date of this opinion.  The legal authorities on which this opinion is based may be changed at any time.  Any such changes may be retroactively applied and could modify the opinions expressed above.

Very truly yours,

/s/ Ropes & Gray LLP

Ropes & Gray LLP